Exhibit 99.3

Form of Option Award Agreement
between Prothena Corporation plc and Registrant’s Named Executive Officers
(used beginning January 29, 2013 until February 4, 2014)

PROTHENA CORPORATION PLC
2012 LONG TERM INCENTIVE PLAN

Nonstatutory Stock Option Agreement
Cover Sheet

Prothena Corporation plc, an Irish public limited company (“Company”), hereby grants a Nonstatutory Stock Option to acquire its Shares to the individual named below. The terms and conditions of the Option are set forth in this cover sheet, in the attached Nonstatutory Stock Option Agreement and in the Prothena Corporation plc 2012 Long Term Incentive Plan (the “Plan”). All capitalized terms used but not defined in this cover sheet and the attached Nonstatutory Stock Option Agreement will have the meanings ascribed to such terms in the Plan.

Granted to:	[ ]
Grant Date:	[ ]
Shares subject to the Option:	[ ]
Exercise Price per Share:	$[ ]
Expiration Date:	[ ]
Vesting Start Date:	[ ]
Vesting Schedule:	[ ]

By signing this cover sheet, you agree to all of the terms and conditions described in the attachment and in the Plan.

Signature: _____________________            Date: _______________
     [ ]

Company: _____________________
[Authorized Officer]

PROTHENA CORPORATION PLC2012 LONG TERM INCENTIVE PLAN
NONSTATUTORY STOCK OPTION AGREEMENT
(Employee Leadership - U.S.)

Nonstatutory Stock Option	This Option is not intended to be an incentive stock option under section 422 of the Internal Revenue Code and will be interpreted accordingly.

Vesting
Your right to exercise this Option vests in increments over the [ ] period, commencing on the Vesting Start Date, as shown on the cover sheet. The percentage of the total number of Shares for which this Option will vest and become exercisable is as follows:

Date:                                                                            Percentage:
          [ ] [ ]

The vesting will be cumulative and will not exceed 100% of the Shares subject to the Option. If the vesting results in fractional Shares, the number of Shares that vests on the relevant vesting date will be rounded down to the nearest whole number.

Except as otherwise provided in the Plan, the entire Option vests and becomes exercisable if (i) within 24 months following a Change in Control, your employment with the Company and its Subsidiaries is terminated for any reason other than Cause (as defined below) or you resign for Good Reason (as defined below) (such a resignation or termination being hereinafter referred to as an “Involuntary Termination”); (ii) you die while you are still an employee of the Company or a Subsidiary; or (iii) your service as an employee of the Company and its Subsidiaries terminates because of your Total and Permanent Disability (as defined below). In addition, except as otherwise provided above or in the Plan, the number of Shares subject to the Option that would have vested and become exercisable had you remained employed for the [ ] month period following an Involuntary Termination shall become vested and exercisable as of the date of your Involuntary Termination.

As used herein, and except as otherwise defined in an employment agreement between you and the Company or one of its Subsidiaries to the extent applicable, “Cause” shall mean any of the following: (a) your willful breach, habitual neglect, or poor performance of your job duties and responsibilities, as determined by the Company in its sole discretion; (b) your conviction (or the entry of a guilty plea or plea of nolo contendre) of any crime, excluding minor traffic offenses; (c) your commission of an act of dishonesty or breach of fiduciary duty; (d) your commission of a material violation of any of the personnel policies of the Company or a Subsidiary, as applicable, including but not limited to, violations of the Company’s confidentiality or stock trading policies or its policies against any form of harassment; or (e) any action or omission by you, which, as reasonably determined by the Company, is contrary to the business interest, reputation or goodwill of the Company or a Subsidiary.

As used herein, and except as otherwise defined in an employment agreement between you and the Company or one of its Subsidiaries to the extent applicable, “Good Reason” means (a) a material diminution in your authority, duties or responsibilities or a material diminution in your total base compensation (in each case, as determined by the Company in its sole discretion), or (b) that your primary job site is relocated and your new location increases your commute between home and work by at least thirty (30) miles (however, this does not apply to field-based sales representatives or similar field-based positions) or in the Company’s reasonable opinion, the new location requires that you move your home to a new location at least thirty (30) miles away from your home immediately prior to the change.

In order to receive the benefits of a resignation for “Good Reason”, you must provide your employer with written notice within ninety (90) days after the occurrence of such event and the employer shall then have thirty (30) days to cure such event. If the employer does not cure the event giving rise to Good Reason, your employment will terminate on the first day immediately following the end of thirty (30) day cure period.

Except as provided above or as otherwise provided in a written employment agreement between you and the Company or one of its Subsidiaries, all Shares will cease vesting as of the date your service with the Company and its Subsidiaries has terminated for any reason.

Term
Your Option will expire in any event at the close of business at the Company’s registered office on the [ ] anniversary of the Option Grant Date, as shown on the cover sheet. (It will expire earlier if your service with the Company and its Subsidiaries terminates, as described below.)

Death
If you die prior to expiration of this Option, then your right to purchase vested Shares under this Option will expire at the close of business at the Company’s registered office on the date that is twelve months after the date of death (or on the [ ] anniversary of the Date of Option Grant, if earlier). During that twelve month period, your estate or heirs may exercise this Option.

Disability
If your service as an employee of the Company and its Subsidiaries terminates because of your Total and Permanent Disability, then your right to purchase vested Shares under this Option will expire at the close of business at the Company’s registered office on the date that is twelve months after your termination date (or on the [ ] anniversary of the Date of Option Grant, if earlier). “Total and Permanent Disability” means that you are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted, or can be expected to last, for a continuous period of not less than one year.

Involuntary Termination
If your service as an employee of the Company and its Subsidiaries terminates by reason of an Involuntary Termination, then your right to purchase vested Shares under this Option will expire at the close of business at the Company’s registered office on the date that is [ ] months after your termination date (or on the [ ] anniversary of the Date of Option Grant, if earlier).

Other Termination
If your service as an employee of the Company and its Subsidiaries terminates for any reason other than those set forth in the immediately preceding three paragraphs, then your right to purchase vested Shares under this Option will expire at the close of business at the Company’s registered office on the 90th day after your termination date (or on the [ ] anniversary of the Date of Option Grant, if earlier).

The Company determines when your service with the Company and its Subsidiaries terminates for this purpose.

Leaves of Absence
For purposes of this Option, your service does not terminate when you go on a military leave, a sick leave or another bona fide leave of absence, if the leave was approved by the Company in writing. But your service will be treated as terminating 90 days after you went on leave, unless your right to return to active work is guaranteed by law or by a contract. Your service terminates, in any event, when the approved leave ends, unless you immediately return to active work.

The Company determines which leaves count for this purpose.

Restrictions on Exercise	The Company will not permit you to exercise this Option if the issuance of Shares at that time would violate any law, regulation or Company policy.

Notice of Exercise
When you wish to exercise this Option, you must complete and execute such documents, if any, and complete such processes, that the Company or a securities broker approved by the Company may require to accomplish the Option exercise (“Notice of Exercise”).

If someone else wants to exercise this Option after your death, that person must prove to the Company’s satisfaction that he or she is entitled to do so.

Form of Payment	When you submit your Notice of Exercise, you must include payment of the exercise price for the Shares you are purchasing. Payment may be made in one (or a combination of both) of the following forms:

- Your personal check, a cashier’s check or a money order.

- Irrevocable directions to a securities broker approved by the Company to sell your Shares subject to the Option and to deliver all or a portion of the sale proceeds to the Company in payment of the exercise price. (The balance of the sale proceeds, if any, less withholding taxes, will be delivered to you.) The directions must be given by signing forms, if any, provided by the Company or the securities broker.

Taxes	You will not be allowed to exercise this Option unless you make acceptable arrangements to pay any taxes that may be due as a result of the Option exercise.

Restrictions on Resale	By signing this Agreement, you agree not to sell any Shares received upon exercise of the Option at a time when applicable laws, regulations or Company policies prohibit a sale.

Transfer of Option
Prior to your death, only you may exercise this Option. You cannot transfer or assign this Option. For instance, you may not sell this Option or use it as security for a loan. If you attempt to do any of these things, this Option will immediately become invalid. You may, however, dispose of this Option in your will.

Regardless of any marital property settlement agreement, the Company or a securities broker, as applicable, is not obligated to honor a Notice of Exercise from your former spouse, nor is the Company or the securities broker obligated to recognize your former spouse’s interest in your Option in any other way.

Retention Rights
Neither your Option nor this Agreement gives you the right to be retained by the Company or any Subsidiary in any capacity. The Company and its Subsidiaries reserve the right to terminate your service at any time, with or without Cause.

Shareholder Rights
You, or your estate or heirs, have no rights as a shareholder of the Company until a proper Notice of Exercise has been submitted and the exercise price has been tendered. No adjustments are made for dividends or other rights if the applicable record date occurs before a proper Notice of Exercise has been submitted and the exercise price has been tendered, except as described in the Plan.

Adjustments
In the event of a stock split, a stock dividend or a similar change in Company stock, the number of Shares covered by this Option and the exercise price per Share may be adjusted pursuant to the Plan. In the event where the Company is a party to a merger, this Option will be handled in accordance with the Plan.

Applicable Law	This Agreement will be interpreted and enforced under the laws of Ireland.

The Plan and Other Agreements
The text of the Plan and any amendments thereto are incorporated in this Agreement by reference.

This Agreement and the Plan constitute the entire understanding between you and the Company regarding this Option. Any prior agreements, commitments or negotiations concerning this Option are superseded.

By signing the cover sheet of this Agreement, you agree to all of the terms and conditions described above and in the Plan and evidence your acceptance of the powers of the Committee of the Board of Directors of the Company that administers the Plan.